Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated July 16, 2012

Filed Pursuant to Rule 433

Registration No. 333–180426

July 23, 2012

Globus Medical, Inc. (“Globus”) has filed a registration statement on Form S-1, including a preliminary prospectus, dated July 16, 2012, relating to the offering of common stock of Globus (the “Preliminary Prospectus”), with the SEC to which this free writing prospectus relates. Before you invest, you should read the Preliminary Prospectus included in Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333–180426) and the other documents Globus has filed with the SEC for more complete information about Globus and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Globus, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-212-449-1668, Goldman, Sachs & Co. at 1-866-471-2526 or Piper Jaffray & Co. at 1-800-747-3924.

The Preliminary Prospectus has been updated by Pre-Effective Amendment No. 4 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1237831/000119312512309688/d319036ds1a.htm.

The information in this free writing prospectus is preliminary and is subject to completion or change and should be read together with the Preliminary Prospectus.

The following information supplements and updates the Preliminary Prospectus by disclosing the preliminary range of estimates for the three months ended June 30, 2012 as compared to the three months ended June 30, 2011.

Recent Developments

We are providing you with the following updated information in connection with our initial public offering of shares of Class A common stock. We are currently finalizing our financial results for the three and six months ended June 30, 2012. While complete financial information and operating data are not available, based on information currently available, set forth below are certain preliminary estimates of the results of operations that we expect to report for our second quarter of 2012. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our second quarter are finalized. All percentage comparisons to the prior year are measured to the mid-point of the range provided for 2012.

The following are our preliminary estimates for the three months ended June 30, 2012:

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Sales are expected to be between $95.5 million and $96.0 million, an 18% increase from $80.9 million in the corresponding prior year period. The estimated increase in sales is due primarily to increased volume of sales of our disruptive technology products and increased market penetration in the United States and continued increases in our international market penetration.

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Gross profit is expected to be between $77.0 million and $77.6 million, a 21% increase from $63.7 million in the corresponding prior year period. The estimated increase in gross profit is due primarily to an increase in the volume of sales of our products both within the United States and internationally.

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Operating income is expected to be between $30.0 million and $30.6 million, a 27% increase from $23.8 million in the corresponding prior year period. The estimated improvement in operating income compared to the corresponding prior year period is due primarily to the increase in sales volume as stated above, partially offset by the increase in headcount and other overhead costs associated with our increase in sales.

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Net income is expected to be between $18.4 million and $19.0 million, an 18% increase from $15.9 million in the corresponding prior year period. The estimated increase in net income is due primarily to the factors described above.

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Adjusted EBITDA is expected to be between $34.1 million and $34.7 million, a 19% increase from $29.0 million in the corresponding prior year period. Adjustments to net income made to arrive at Adjusted EBITDA for the three months ended June 30, 2012 and 2011 were due to provision of income taxes (expected to be between $11.0 million and $11.5 million as compared to $7.9 million, respectively), depreciation and amortization (expected to be approximately $4.5 million as compared to $4.1 million, respectively), stock-based compensation (expected to be approximately $1.0 million as compared to $0.6 million, respectively), provision for litigation settlements (expected to be approximately $(1.1) million as compared to $0.4 million, respectively), change in fair value of contingent consideration (expected to be $0.1 million as compared to $0.2 million, respectively), and interest (income)/expense (expected to be $(0.1) million as compared to $0.1 million, respectively).

As of June 30, 2012, we had approximately $165.0 million of cash and cash equivalents.

Adjusted EBITDA is a non-GAAP measure. For a definition of Adjusted EBITDA, as well as reasons why management believes the inclusion of Adjusted EBITDA is appropriate to provide additional information to investors about our performance and certain limitations of the measure, see “Summary Consolidated Financial Data” on page 10 in Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on July 16, 2012.

The estimates above represent the most current information available to management. We have provided a range for the preliminary results described above primarily because our financial closing procedures for the month and quarter ended June 30, 2012 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. The estimates for the three months ended June 30, 2012 are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our financial statements and related notes included in Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on July 16, 2012.

The preliminary financial data included in this free writing prospectus has been prepared by, and is the responsibility of, our management and has not been reviewed or audited by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.

We expect our closing procedures with respect to the three months ended June 30, 2012 to be completed in August 2012. Accordingly, our consolidated financial statements as of and for the three and six months ended June 30, 2012 will not likely be available until after this offering is completed.